Exhibit 99.1

Nano Dimension Introduces World’s First On-Demand 3D-Printed Electronics Service

The new online service is designed to deliver 3D printed electronics, expanding access to the company's 3D printer for professional electronics

NESS ZIONA, Israel, February 12, 2018 - Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced the immediate availability of the world’s first 3D-printed electronics online service, giving designers and engineers unprecedented access to develop smart, electrified objects, including those that cannot be produced by any other method today.

“We are excited to bring to market the first ever digital manufacturing service for on-demand electronics prototypes and short run production,” said Amit Dror, CEO of Nano Dimension. “Our unique additive manufacturing capabilities positions us to be the first to offer professional-grade 3D printed circuitry, encapsulated sensors and printed antennas to designers and engineers within days, compressing our customers’ time to market and delivering valuable services across their entire product life cycle.”

The company’s online service addresses the need for functional electrified prototyping in multiple industries and delivers fast global access to Nano Dimension’s unique DragonFly 2020 Pro 3D Printers, materials and in-depth expertise. Using the Nano Dimension print service portal, companies can upload and optimize designs, receive quotes and order 3D printed models, prototypes, printed circuit boards (PCBs) and other conductive and connected parts.

The new 3D-printed electronics service marks a further expansion of Nano Dimension’s rapidly growing impact as the world’s leading additive electronics provider, helping customers solve unique design challenges and shorten product development timelines. The on-demand printing service will create a new revenue stream for Nano Dimension, while being cost-effective for electronics developers.

For the first time ever, companies and individuals can 3D-print on demand a wide range of objects – with both conductive and dielectric materials – using Nano Dimension’s DragonFly 2020 Pro 3D printing platform. The unique system enables 3D printing of what Nano Dimension calls “electrified objects,” including fully functional devices such as sensors, antennas, molded interconnect devices (MIDs), PCBs, conductive geometries and more.

The new 3D printed electronics service leverages the company’s growing fleet of printers as well as its newly-launched SOLIDWORKS add-In, which enables electronics developers to design a 3D model in SOLIDWORKS and easily print it using the DragonFly 2020 Pro 3D Printer.

The company invites users interested in trying its advanced 3D printed electronics services to visit www.nano-di.com/nano-dimension-3d-printed-electronics-service for more information.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses bringing to market the first ever digital manufacturing service for on-demand electronics prototypes and short run production, that its unique additive manufacturing capabilities position it to be the first to offer professional-grade 3D printed circuitry, encapsulated sensors and printed antennas to designers and engineers within days, the potential of its products, and that its printing service will create a new revenue stream for Nano Dimension. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com